EXHIBIT 2

February 20, 2008

Terry Christensen, Esquire

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLP

10250 Constellation Boulevard

19th Floor

Los Angeles, CA 90067

Re:	Stock Appreciation Right — Delta Petroleum Corporation (the “Agreement”)

Dear Terry:

This letter sets forth the oral understanding we reached on December 29, 2007 regarding Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP (the “Firm”) sharing in a portion of the appreciation from the investment by Tracinda Corporation (“Tracinda”) in Delta Petroleum Corporation (“Delta Petroleum”). In consideration of the services provided to Tracinda in connection with the Delta Petroleum transaction, the Firm was awarded a Stock Appreciation Right (the “SAR”) by Tracinda to receive a right to compensation equal to the appreciation in value of 263,000 shares of the common stock of Delta Petroleum (“Delta Petroleum Common Stock”, approximately 35 percent of which outstanding common stock is currently owned by Tracinda) on the terms and conditions set forth herein.

1.	SAR Exercise Price: The SAR Exercise Price shall be $19.00.

2.	Vesting: Exercise Dates: The SARS shall be fully vested as of the date hereof. SARs may be exercised at any time until February 20, 2018 (the “Termination Date”). Notwithstanding the foregoing, (i) if Tracinda shall dispose of all of its shares of Delta Petroleum Common Stock all SAR’s not previously exercised shall be deemed to have been exercised as of the date Tracinda disposed of the last of its shares of Delta Petroleum Common Stock, or (ii) if you shall dissociate from the Firm by reason of death or disability, all vested SARs shall be exercisable until the earlier of (i) 120 days thereafter, or (ii) the Termination Date, by such person as the Firm shall designate in writing.

3.	SAR Value: The SAR Value on the Exercise Date shall be the difference between the weighted average price per share as reported on the Nasdaq Global Market (or such national securities exchange as the Delta Petroleum Common Stock may then be listed) on the Exercise Date and the SAR Exercise Price multiplied by the number of shares specified in the Exercise Notice (as herein defined).

Terry Christensen, Esquire

February 20, 2008

4.	Method of Exercise: This SAR shall be exercisable in whole or in part by written notice to Tracinda which shall state the election to exercise the SAR and the number of shares of Delta Petroleum Common Stock as to which the SAR is to be exercised (the “Exercise Notice”). Such written notice shall be signed by you and shall be delivered to an officer of Tracinda no later than the Exercise Date.

5.	Payment: The Firm shall receive in cash, as soon as practicable after the exercise date, the SAR Value.

6.	Adjustments: In the event of any change in the Delta Petroleum Common Stock by reason of any stock dividend, stock split, or any similar change affecting Delta Petroleum Common Stock, the number of SARs and the SAR Exercise Price shall be adjusted accordingly.

7.	Independent Contractor: It is the express intention of the parties to this Agreement that the relationship between the Firm, on the one hand, and Tracinda, on the other hand, be that of an independent contractor and not an employee, agent, joint venturer, or partner of Tracinda. Nothing in this Agreement shall be interpreted or construed as creating or establishing an employment or agency relationship. The Firm hereby indemnifies Tracinda and holds it harmless from and against any federal, state or local tax liability (including interest and penalties) that results from any exercise of the SAR.

8.	No Lien on Shares: The rights of the Firm hereunder constitute an unsecured general obligation of Tracinda. The Firm shall not have, and this Agreement shall not be deemed to create, any security interest, lien or other encumbrance of any kind whatsoever, or any legal or equitable interest of any kind whatsoever, in or with respect to any assets of Tracinda, including the shares of Delta Petroleum common stock owned by Tracinda.

9.	Nontransferability: Neither this SAR nor any interest therein may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner.

10.	Governing Laws: This Agreement shall be governed by and construed in accordance with the internal laws of the State of California.

Terry Christensen, Esquire

February 20, 2008

This letter memorializes the entire understanding between the Firm and Tracinda regarding SARs of any kind related to Delta Petroleum Common Stock. If the foregoing properly reflects your understanding, please so acknowledge by signing where indicated below.

Sincerely,

/s/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

Agreed to and acknowledged by:

/s/ Terry Christensen
Terry Christensen, Partner Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP